Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

In addition to the Material Fact published on May 14, 2013, Itaú Unibanco Holding S.A. (“Itaú Unibanco”)  hereby informs the market that, with all conditions precedent having been satisfied, including the necessary regulatory authorizations, the acquisition of Banco Citicard S.A. (“Banco Citicard”) and Citifinancial Promotora de Negócios e Cobrança Ltda. (“Citifinancial”) by a subsidiary of Itaú Unibanco was concluded today, with the activities of the two companies being assumed by the Itaú Unibanco conglomerate (*).

Banco Citicard and Citifinancial are the entities responsible for the offer and distribution of financial products and services under the “Credicard” brand, especially credit cards and personal loans.

With this operation, Itaú Unibanco reaffirms its commitment to the Brazilian market and to the creation of long-term value for its stockholders.

São Paulo (SP), December 20, 2013.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

(*)We clarify that the transaction has not been submitted for approval by stockholders and does not generate appraisal rights to stockholders of Itaú Unibanco, given that the provisions in Article 256 of Law 6.404/74, as amended by Law 10.303/01, do not apply to this transaction.